

Mail Stop 7010

April 3, 2009

Kevin T. Dunphy
Treasurer and Chief Financial Officer
MedClean Technologies, Inc.
3 Trowbridge Drive
Bethel, Connecticut 06801

>   **Re: MedClean Technologies, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **File No. 0-3125**

Dear Mr. Dunphy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Item 9A. Controls and Procedures, page 18

1.   We note your officers' conclusion that your disclosure controls and procedures were effective "…to ensure information requiring disclosure by the Company in reports which it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please revise your disclosure to state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed under the Act is accumulated and

communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. Alternatively, you may conclude that your disclosure controls and procedures were "effective" or "ineffective" whichever the case may be without defining them. See Item 307 of Regulation S-K.

2.   Please revise your disclosure to state whether there were any significant changes in your internal control over financial reporting which occurred during the last fiscal *quarter* (the fourth fiscal quarter in the case of the annual report). See Item 308(c) of Regulation S-K.

3.   Please note that you do not need to duplicate these disclosures within Item 7 on page 16.

302 Certifications

4.   We note that your certifications omit the language in paragraph 4 and paragraph 4(b) referring to internal control over financial reporting. In this regard, please amend your Form 10-K to provide certifications using the exact language required by Item 601(B)(31) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not

Kevin Dunphy
MedClean Technologies, Inc.
April 3, 2009
Page 3

        foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753 or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief